AB International Group Corp.

VIA EDGAR

December 15, 2020

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Mail Stop 3561

Washington, D.C. 20549

Attn: Stacie Gorman

Re:	AB International Group Corp Amended Registration Statement on Form S-1 File No. 333-249514

Dear Ms. Gorman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, AB International Group Corp. (the “Company”) hereby requests acceleration of the effective date of its Amended Registration Statement on Form S-1 to 9:00 a.m. Eastern Daylight Time on December 17, 2020, or as soon thereafter as is practicable.

AB INTERNATIONAL GROUP CORP.

By: /s/ Chiyuan Deng

Chiyuan Deng

CEO